EASTSIDE DISTILLING, INC.

1805 SE Martin luther king jr. blvd.

PORTLAND, OR 97214

June 9, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc.

Registration Statement on Form S-1

File No. 333-202033

Dear Mr. Spirgel:

Eastside Distilling, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Thursday, June 11, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments or the declaration of effectiveness of this registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EASTSIDE DISTILLING, INC.

By: /s/ Steven Earles
Steven Earles
President and Chief Executive Officer